Exhibit 3.1

First Amendment

to

Third Amended and Restated Bylaws of

First Potomac Realty Trust

On June 27, 2017, the Board of Trustees of First Potomac Realty Trust (the “Company”), at a duly convened meeting of the Board of Trustees at which a quorum was present, by the affirmative vote of a majority of the trustees present at such meeting and in accordance with the Third Amended and Restated Bylaws of the Company (as amended, the “Bylaws”) and the Maryland General Corporation Law, approved and adopted the following amendment to the Bylaws to be effective immediately.

The Bylaws are hereby amended by adding the following as new Article XVI after existing Article XV:

ARTICLE XVI

EXCLUSIVE FORUM FOR CERTAIN LITIGATION

Unless the Trust consents in writing to the selection of an alternative forum, either the Circuit Court for Baltimore City, Maryland or the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought in the right or on behalf of the Trust, (b) any action asserting a claim of breach of any duty owed by any trustee, officer, other employee or agent of the Trust to the Trust or to the shareholders of the Trust, (c) any action asserting a claim against the Trust or any trustee, officer, other employee or agent of the Trust arising pursuant to any provision of Maryland General Corporation Law (including, without limitation, Section 2-401 thereof), the Declaration of Trust or these Bylaws, or (d) any action asserting a claim against the Trust or any trustee, officer, other employee or agent of the Trust that is governed by the internal affairs doctrine.